Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full-Year 2023 Unaudited Financial Results

•	Fourth quarter music paying users up 20.6% with monthly ARPPU increased by 20.2% year-over-year

•	Net adds of 18.2 million music paying users recorded in 2023, up from 12.3 million in 2022

SHENZHEN, China, March 19, 2024 /PRNewswire/--Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Total revenues were RMB6.89 billion (US$971 million), representing a 7.2% year-over- year decrease, mainly due to the decline in revenues from social entertainment services and others. Growth in revenues from online music services partially mitigated the decline in revenues from social entertainment services and others.

•	Revenues from music subscriptions were RMB3.42 billion (US$481 million), representing 45.3% year-over-year growth. The number of paying users increased by 20.6% year-over-year to 106.7 million, up 3.7 million from the third quarter of 2023.

•	Net profit was RMB1.41 billion (US$198 million), representing 16.9% year-over-year growth. Net profit attributable to equity holders of the Company was RMB1.31 billion (US$184 million), representing 13.5% year-over-year growth. Non-IFRS net profit[1] was RMB1.68 billion (US$236 million), representing 12.5% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.58 billion (US$222 million), representing 9.5% year-over-year growth.

•	Diluted earnings per ADS was RMB0.83 (US$0.12), up from RMB0.72 in the same period of 2022.

•	Total cash, cash equivalents and term deposits as of December 31, 2023 were RMB32.22 billion (US$4.54 billion).

Full Year 2023 Financial Highlights

•	Total revenues were RMB27.75 billion (US$3.91 billion), representing a 2.1% year-over-year decrease.

1	Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

•	Revenues from music subscriptions were RMB12.10 billion (US$1.70 billion), representing 39.1% year-over-year growth.

•	Net profit was RMB5.22 billion (US$735 million), representing 36.0% year-over-year growth. Net profit attributable to equity holders of the Company was RMB4.92 billion (US$693 million), representing 33.8% year-over-year growth. Non-IFRS net profit[1] was RMB6.22 billion (US$876 million), representing 26.8% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB5.92 billion (US$834 million), representing 24.8% year-over-year growth.

Mr. Cussion Pang, Executive Chairman of TME, commented, “2023 marked a pivotal transition at TME. As we continue to shape and propel the music industry’s robust development, we are excited about its vibrant growth potential for years to come. The fourth quarter recorded accelerated year- over-year growth in music subscription revenue, anchored by consistent increases in subscribers and ARPPU. Online music services’ strong performance mitigated headwinds from social entertainment services and contributed to expanded quarterly net profits. Looking ahead, we are well positioned to capture more multi-faceted opportunities, underpinned by our content and platform dual engines and supported by the online music business’ relatively counter-cyclical nature.”

Mr. Ross Liang, CEO of TME, continued, “Our laser focus on execution resulted in a year of efficiency. Deeper insights into users and content not only enhanced our operational efficiency but also allowed us to make music journeys more personalized for our users. Expanded user privileges, together with AI-empowered products and tools, contributed positively to subscriber conversion and retention. For 2024, we remain dedicated to delivering a more compelling user experience and easier access to music across a broader range of use cases.”

Fourth Quarter 2023 Operational Highlights

• Key Operating Metrics[2]

	4Q23	4Q22	YoY %
MAUs — online music (million)	576	601	(4.2%)
Mobile MAUs — social entertainment (million)	104	146	(28.8%)
Paying users — online music (million)	106.7	88.5	20.6%
Paying users — social entertainment (million)	8.0	7.6	5.3%
Monthly ARPPU — online music (RMB)	10.7	8.9	20.2%
Monthly ARPPU — social entertainment (RMB)	78.0	169.6	(54.0%)

2	Starting from the first quarter of 2023, online music MAUs include unique mobile and certain IoT devices. Accordingly, comparative figures were updated to conform to the current presentation. “Online music MAUs” for any given period

(i) refers to the monthly average of the sum of the MAUs for that period; and (ii) includes QQ Music, Kugou Music, Kuwo Music and other music products, through which such product is accessed at least once in that month; duplicate access of different services by the same device is not eliminated from the calculation.

Robust online music growth underpinned by our content leadership, with expansive and differentiated content offerings.

•	Continued to form extensive partnerships with record labels, strengthening our content offering with over 200 million music and audio tracks by the end of 2023. For example, we renewed multi-year strategic cooperation with Universal Music Group to provide users with ongoing access to its world-class music catalog with expanded privileges.

•	Strengthened content appeal across pop, rock and Chinese Ancient Style music genres, crucial in attracting and retaining young user demographics.

•	Differentiated content offerings through in-house and collaborative creation gained further popularity among users as reflected by: 1) Enriched mid- to long-tail content with over 3 million songs in various genres published by over 480,000 indie musicians through Tencent Musician Platform by the end of 2023. 2) Our self- and co-produced content continued to grow from strength to strength. For example, we had 10 songs showcased during the China Media Group 2024 Spring Festival Gala, generating massive social buzz and greatly boosting user engagement on our platform; our self-produced song She, Bathing in the Light was one standout.

•	Capitalized on rising live music opportunities by hosting a growing number of offline music events in multi-faceted performance formats in 2023.

Strengthened platform value proposition and elevated user experiences through product and technology innovation.

•	Expanded privileges and improved multi-device experience to enhance music journeys by: 1) Amassing China’s largest Dolby Atmos music library. 2) Introducing more personalized players and new skins within our Apps. 3) Extending car model coverage with upgraded in-car music experience.

•	The power of our technology infrastructure, bolstered by our in-depth understanding of users and content, further improved content distribution and discovery. More accurate recommendations led to more content consumption, resulting in enhanced user conversion and retention.

AIGC application enhanced user experience and fostered artists’ music creation.

•	Integrated Large Language Models (“LLMs”) into music streaming, making music discovery increasingly intelligent. For example, we upgraded our virtual DJ feature to unveil more songs for users.

•	Introduced Venus’ AI composition tool to support artists’ music creation through their original text prompts and rhythm clips.

Quarter 2023 Financial Review

Total revenues decreased by RMB532 million, or 7.2%, to RMB6.89 billion (US$971 million) from RMB7.43 billion in the same period of 2022.

•	Revenues from online music services delivered a strong year-over-year increase of 41.1% to RMB5.02 billion (US$707 million). The increase was driven by strong growth in music subscription revenues, supplemented by growth in revenues from advertising services and revenues from sales of artist-related merchandise. Revenues from music subscriptions were RMB3.42 billion (US$481 million), representing 45.3% year-over-year growth compared with RMB2.35 billion in the same period of 2022. This rapid growth was driven by further expansion in the online music paying user base and ARPPU. Specifically, the number of online music paying users increased by 20.6% year-over-year to 106.7 million, while monthly ARPPU expanded to RMB10.7, marking its seventh consecutive quarter of growth and another record-high amount. The increases in both the number of paying users and ARPPU were primarily attributable to increased user willingness to pay, more appealing member privileges, interactive product features, and attractive music content. The year-over-year increase in revenues from advertising was primarily because we provided a more diversified product portfolio and innovative ad formats, which were well-received by advertisers.

•	Revenues from social entertainment services and others decreased by 51.6% to RMB1.87 billion (US$264 million) from RMB3.87 billion in the same period of 2022. The decrease was mainly caused by the adjustments to certain live-streaming interactive functions and more stringent compliance procedures as we implemented several service enhancement and risk control measures.

Cost of revenues decreased by 14.6 % year-over-year to RMB4.25 billion (US$599 million), mainly due to decreased revenues from social entertainment services leading to lower revenue sharing fees, partially offset by the increase in content costs of royalties and advertising agency fees.

Gross margin increased by 5.3 percentage points to 38.3% from 33.0% in the same period of 2022, primarily due to the strong growth of revenues from music subscriptions and advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 7.0% year-over-year to RMB1.27 billion (US$178 million). Operating expenses as a percentage of total revenues were 18.4% and 18.3% for the period of 2023 and 2022, respectively.

•	Selling and marketing expenses were RMB255 million (US$36 million), representing a year-over-year decrease of 4.1%, mainly due to reduced promotional expenses for social entertainment services, partially offset by increased spending on content promotion.

•	General and administrative expenses were RMB1.01 billion (US$142 million), representing a year-over-year decrease of 7.7%. This decrease was primarily due to reduced employee- related expenses.

Driven by improved operating efficiency and effective cost controls, our operating profit grew to RMB1.71 billion (US$241 million) in the fourth quarter of 2023, representing an increase of 23.5% year-over-year.

Effective tax rate for the fourth quarter of 2023 was 17.3% compared to 12.2% in the same period of 2022. The increase in effective tax rate was mainly driven by the accrual of withholding income tax in the fourth quarter of 2023.

For the fourth quarter of 2023, net profit was RMB1.41 billion (US$198 million) and net profit attributable to equity holders of the Company was RMB1.31 billion (US$184 million). Non-IFRS net profit was RMB1.68 billion (US$236 million) and non-IFRS net profit attributable to equity holders of the Company was RMB1.58 billion (US$222 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the fourth quarter of 2023 were RMB0.84 (US$0.12) and RMB0.83 (US$0.12), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.02 (US$0.14) and RMB1.00 (US$0.14), respectively. The Company had weighted averages of 1.55 billion basic and 1.57 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of December 31, 2023, the combined balance of the Company’s cash, cash equivalents and term deposits amounted to RMB32.22 billion (US$4.54 billion), compared with RMB30.96 billion as of September 30, 2023.

Full Year 2023 Financial Review

Total revenues decreased by RMB587 million, or 2.1%, to RMB27.75 billion (US$3.91 billion) from RMB28.34 billion in 2022.

•	Revenues from online music services delivered a strong year-over-year increase of 38.8% to RMB17.33 billion (US$2.44 billion). The increase was driven by strong growth in music subscription revenues and revenues from advertising services, supplemented by growth in sales of artist-related merchandise. Revenues from music subscriptions were RMB12.10 billion (US$1.70 billion), representing 39.1% year-over-year growth compared with RMB8.70 billion in 2022. This rapid growth was driven by further expansion in the online music paying user base and ARPPU. Specifically, the number of online music paying users increased by 19.8% year-over-year to 100.9 million, while monthly ARPPU expanded to RMB10.0. The increases in both the number of paying users and ARPPU were primarily attributable to increased user willingness to pay, more appealing member privileges, interactive product features, and attractive music content. The year-over-year increase in revenues from advertising was primarily because we provided a more diversified product portfolio and innovative ad formats, which were well-received by advertisers.

•	Revenues from social entertainment services and others decreased by 34.2% to RMB10.43 billion (US$1.47 billion) from RMB15.86 billion in 2022. The decrease was mainly caused by the adjustments to certain live-streaming interactive functions and more stringent compliance procedures as we implemented several service enhancement and risk control measures.

Cost of revenues decreased by 8.2% year-over-year to RMB17.96 billion (US$2.53 billion). The decrease was mainly due to decreased revenues from social entertainment services leading to lower revenue sharing fees, partially offset by the increase in content costs of royalties, advertising agency fees and payment channel fees.

Gross margin increased by 4.3 percentage points to 35.3% from 31.0% in 2022, primarily due to the strong growth of revenues from music subscriptions and advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 9.7% year-over-year to RMB5.02 billion (US$707 million). Operating expenses as a percentage of total revenues decreased to 18.1% from 19.6% in 2022.

•	Selling and marketing expenses were RMB897 million (US$126 million), representing a year-over-year decrease of 21.6%, mainly due to reduced promotional expenses for social entertainment services, partially offset by increased spending on content promotion.

•	General and administrative expenses were RMB4.12 billion (US$580 million), representing a year-over-year decrease of 6.6%. This decrease was primarily due to reduced employee-related expenses and the expenses related to the Hong Kong secondary listing incurred in 2022.

Driven by improved operating efficiency and effective cost controls, our operating profit grew to RMB6.06 billion (US$853 million) for the full year of 2023, representing an increase of 36.4% year-over-year.

For the full year of 2023, net profit was RMB5.22 billion (US$735 million) and net profit attributable to equity holders of the Company was RMB4.92 billion (US$693 million). Non-IFRS net profit was RMB6.22 billion (US$876 million) and non-IFRS net profit attributable to equity holders of the Company was RMB5.92 billion (US$834 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the full year of 2023 were RMB3.15 (US$0.44) and RMB3.11 (US$0.44), respectively; non-IFRS basic and diluted earnings per ADS were RMB3.79 (US$0.53) and RMB3.74 (US$0.53), respectively. The Company had weighted averages of 1.56 billion basic and 1.58 billion diluted ADSs outstanding, respectively.

Share Repurchase Program

Under the US$500 million Share Repurchase Program announced on March 21, 2023, as of December 31, 2023, we had repurchased 25.3 million ADSs from the open market with cash for a total consideration of US$174.5 million.

Social Responsibilities

In the fourth quarter, we collaborated with local governments and conducted a series of music events to promote cultural and economic development in ethnic minority regions. For example, we partnered with Tencent Charity to organize the 2023 Shenzhen-Linzhi Music Festival, leveraging offline music performances to help rejuvenate the rural economy with increased tourism. These initiatives further expanded music’s positive impact across geographies and industries, maximizing its social value and potential.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENT

	Three Months Ended December 31			Year Ended December 31
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Online music services	3,559	5,022	707	12,483	17,325	2,440
Social entertainment services and others	3,866	1,871	264	15,856	10,427	1,469
	7,425	6,893	971	28,339	27,752	3,909
Cost of revenues	(4,978)	(4,252)	(599)	(19,566)	(17,957)	(2,529)
Gross profit	2,447	2,641	372	8,773	9,795	1,380
Selling and marketing expenses	(266)	(255)	(36)	(1,144)	(897)	(126)
General and administrative expenses	(1,095)	(1,011)	(142)	(4,413)	(4,121)	(580)
Total operating expenses	(1,361)	(1,266)	(178)	(5,557)	(5,018)	(707)
Interest income	224	277	39	711	1,052	148
Other gains, net	78	62	9	516	230	32
Operating profit	1,388	1,714	241	4,443	6,059	853
Share of net profit of investments
accounted for using equity method	16	20	3	38	127	18
Finance cost	(31)	(30)	(4)	(108)	(141)	(20)

Profit before income tax	1,373	1,704	240	4,373	6,045	851
Income tax expense	(168)	(295)	(42)	(534)	(825)	(116)
Profit for the period/year	1,205	1,409	198	3,839	5,220	735

	Three Months Ended December 31			Year Ended December 31
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Attributable to:
Equity holders of the Company	1,151	1,306	184	3,677	4,920	693
Non-controlling interests	54	103	15	162	300	42
Earnings per share for Class A and
Class B ordinary shares
Basic	0.37	0.42	0.06	1.15	1.58	0.22
Diluted	0.36	0.42	0.06	1.14	1.55	0.22
Earnings per ADS
(2 Class A shares equal to 1 ADS)
Basic	0.73	0.84	0.12	2.30	3.15	0.44
Diluted	0.72	0.83	0.12	2.27	3.11	0.44
Shares used in earnings per Class A and
Class B ordinary share computation:
Basic	3,142,973,505	3,103,386,279	3,103,386,279	3,203,995,973	3,121,653,686	3,121,653,686
Diluted	3,175,415,350	3,145,485,054	3,145,485,054	3,234,507,356	3,168,386,031	3,168,386,031
ADS used in earnings per ADS computation
Basic	1,571,486,752	1,551,693,140	1,551,693,140	1,601,997,986	1,560,826,843	1,560,826,843
Diluted	1,587,707,675	1,572,742,527	1,572,742,527	1,617,253,678	1,584,193,016	1,584,193,016

TENCENT MUSIC ENTERTAINMENT GROUP

UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31			Year Ended December 31
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)

Profit for the period/year	1,205	1,409	198	3,839	5,220	735
Adjustments:
Amortization of intangible and other assets arising from business acquisitions

or combinations*	126	111	16	498	445	63
Share-based compensation	178	183	26	834	736	104
Losses/(gains) from investments**	—	23	3	(141)	(7)	(1)
Income tax effects***	(17)	(48)	(7)	(123)	(171)	(24)
Non-IFRS Net Profit	1,492	1,678	236	4,907	6,223	876

Attributable to:
Equity holders of the Company	1,438	1,575	222	4,745	5,923	834
Non-controlling interests	54	103	15	162	300	42

Earnings per share for Class A and Class B ordinary shares
Basic	0.46	0.51	0.07	1.48	1.90	0.27
Diluted	0.45	0.50	0.07	1.47	1.87	0.26

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.92	1.02	0.14	2.96	3.79	0.53
Diluted	0.91	1.00	0.14	2.93	3.74	0.53

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,142,973,505	3,103,386,279	3,103,386,279	3,203,995,973	3,121,653,686	3,121,653,686
Diluted	3,175,415,350	3,145,485,054	3,145,485,054	3,234,507,356	3,168,386,031	3,168,386,031

ADS used in earnings per ADS computation
Basic	1,571,486,752	1,551,693,140	1,551,693,140	1,601,997,986	1,560,826,843	1,560,826,843
Diluted	1,587,707,675	1,572,742,527	1,572,742,527	1,617,253,678	1,584,193,016	1,584,193,016

*	Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

**	Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

***	Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEET

	As at December 31, 2022	As at December 31, 2023
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS Non-current assets
Property, plant and equipment	323	490	69
Land use rights	2,480	2,437	343
Right-of-use assets	398	367	52
Intangible assets	2,368	2,032	286
Goodwill	19,493	19,542	2,752
Investments accounted for using equity method	4,330	4,274	602
Financial assets at fair value through other
comprehensive income	3,168	6,540	921
Other investments	304	307	43
Prepayments, deposits and other assets	709	540	76
Deferred tax assets	347	352	50
Term deposits	6,530	8,719	1,228
	40,450	45,600	6,423
Current assets
Inventories	14	8	1
Accounts receivable	2,670	2,918	411
Prepayments, deposits and other assets	2,958	3,438	484
Other investments	37	37	5
Term deposits	11,291	9,937	1,400
Restricted Cash	34	31	4
Cash and cash equivalents	9,555	13,567	1,911
	26,559	29,936	4,216
Total assets	67,009	75,536	10,639

	As at December 31, 2022	As at December 31, 2023
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
EQUITY Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,456	36,576	5,152
Shares held for share award schemes	(202)	(302)	(43)
Treasury shares	(6,349)	(6,996)	(985)
Other reserves	6,140	9,658	1,360
Retained earnings	12,052	16,969	2,390
	48,099	55,907	7,874
Non-controlling interests	1,028	1,295	182
Total equity	49,127	57,202	8,057
LIABILITIES Non-current liabilities
Notes payables	5,536	5,636	794
Other payables and other liabilities	6	—	—
Deferred tax liabilities	211	239	34
Lease liabilities	306	297	42
Deferred revenue	106	148	21
Current liabilities	6,165	6,320	890
Accounts payable	4,998	5,006	705
Other payables and other liabilities	4,022	3,472	489
Current tax liabilities	404	567	80
Lease liabilities	123	115	16
Deferred revenue	2,170	2,854	402
	11,717	12,014	1,692
Total liabilities	17,882	18,334	2,582
Total equity and liabilities	67,009	75,536	10,639

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31			Year Ended December 31
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)
Net cash provided by operating activities	2,494	1,977	278	7,481	7,337	1,033
Net cash used in investing activities	(1,108)	(193)	(27)	(1,446)	(1,863)	(262)
Net cash used in financing activities	(383)	(576)	(81)	(3,419)	(1,538)	(217)
Net increase in cash and cash equivalents	1,003	1,208	170	2,616	3,936	554

Cash and cash equivalents at beginning
of the period/year	8,582	12,381	1,744	6,591	9,555	1,346

Exchange differences on cash and
cash equivalents	(30)	(22)	(3)	348	76	11

Cash and cash equivalents at end
of the period/year	9,555	13,567	1,911	9,555	13,567	1,911